AB 3/13

UNITE[D STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

08029748

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50307

FACING PAGE

Information Required of Brokers and Dealers pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FAS CORP.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 West 135th Street, Suite 100

Leawood (City) KS (State) 66224 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Meier 913-239-2300 (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Sowers, CPA, PA
(Name - if individual, state last, first, middle name)

4747 West 135th Street, Suite 200, Leawood, KS 66224
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 31 2008
E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

MA 3/27

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS CORP., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John A. Meier
Title: Vice President and Principal

STATE OF KANSAS)
)ss
COUNTY OF JOHNSON)

Subscribed and sworn to before me, a Notary Public, this 28 day of February, 2008.

Jo Ellen Tierney
Notary Public

My Commission Expires:

NOTARY PUBLIC
Jo Ellen Tierney
Exp. Date 11/18/2009
STATE OF KANSAS

This report ** contains (check all applicable boxes):

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation of the Computations of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.

FINANCIAL STATEMENTS AND AUDIT REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2007

Larry D. Sowers, CPA, PA

Certified Public Accountant

To the Board of Directors and Stockholders of FAS Corp.
Leawood, Kansas

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of FAS Corp. (a Kansas corporation) as of December 31, 2007, and the related statements of income, retained earnings, cash flows and statement of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

LD Sowers, CPA, PA

Leawood, Kansas

February 21, 2008

4747 West 135th, Suite 200 • Leawood, Kansas 66224 • (913) 239-2390 • FAX (913) 239-2399

FAS CORP.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1)	$	16,143
Concessions receivable (Note 1)		26,450
Total Current Assets		42,593
Other Assets:		
Organization expense, net of accumulated amortization of $6,247 and $6,247, respectively (Note 1)		0
Total Other Assets		0
Total Assets	$	42,593

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity		
Common stock, $1 par value, 100,000 shares aurthorized, 10,000 shares issued and outstanding	$	10,000
Retained Earnings		32,593
Total Stockholders' Equity		42,593
Total Liabilities and Stockholders' Equity	$	42,593

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Concessions income	$ 2,273,714
Total Revenues	2,273,714
Operating Expenses:	
Bank sevice charges	224
Commission expense	1,295,781
Compliance	2,500
Continuing education	455
Dues & subscriptions	435
Insurance	18,857
License & permits	132
Overhead reimbursement	182,370
Professional fees	3,450
Broker fees	23,807
Taxes	100
Total Operating Expenses	1,528,111
Income From Operations	745,603
Other Income:	
Other income	35,000
Interest income	313
Total Other Income	35,313
Net Income	$ 780,916

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$	49,477
Net income for the year		780,916
Non-dividend distribution		(797,800)
Balance, December 31, 2007	$	32,593

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net Income		$ 780,916
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in concessions receivable	$ 3,299	
Decrease in commissions payable	(116,458)	
Net cash used by operating activities		(113,159)
Cash Flows from Financing Activities:		
Dividend distributions paid to parent company	(797,800)	
Net cash used by financing activities		(797,800)
Net decrease in cash		(130,043)
Cash and cash equivalents, beginning of year		146,186
Cash and cash equivalents, end of year		$ 16,143

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance at January 1, 2007	$	59,477
Net Income		780,916
Deductions, including non-conforming capital and non-dividend distributions		(797,800)
Balance at December 31, 2007	$	42,593

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - Summary of significant accounting policies

Nature of business

FAS Corp. was formed in June, 1997. FAS Corp. is a limited activity broker/dealer registered with the Securities & Exchange Commission and a member of NASD. The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposits with original maturities of 90 days or less to be cash or cash equivalents. At December 31, 2007, no cash deposits exceed federally insured limits.

Concessions receivable

Management believes that all concessions receivable as of December 31, 2007, were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Accounting Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Other assets/Amortization

Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the useful lives of the assets. Total amortization for the year ended December 31, 2007, was $0.

Income taxes

The Company, with the consent of its shareholders, has elected to be taxed under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

Concentrations of credit risk
Concentrations of credit risk with respect to concessions receivable are limited since the credit worthiness of the concession payors as determined by AM Best Company ratings are A+ and higher.

Note 2 - Net capital and required net capital
Net capital and required net capital as required by the computation in accordance with Rule 15c3-1 is as follows.

Computation of Net Capital

Total ownership equity qualified for net capital	$ 42,593
Less: Total non-allowable assets	26,450
Net capital	$ 16,143

Computation of Basic Net Capital Requirements

Minimum net capital required	$ 0
Minimum dollar requirement	5,000
Net capital requirement	$ 5,000
Excess net capital	$ 11,143
Excess net capital at 100%	$ 16,143

Our audit of the financial statements of FAS Corp. documented no material differences in Net Capital.

See accountant's audit report.

Supplemental Report

FAS CORP.
STATEMENT OF NO MATERIAL INADEQUACIES
DECEMBER 31, 2007

Our audit disclosed that no material inadequacies now exist or existed since the date of the previous audit.

See accountant's audit report.

END